[redacted]

SECUI 08031865 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrivent Investment Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Fourth Avenue South
(No. and Street)

Minneapolis (City) MN (State) 55415-1624 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kurt S. Tureson 612-844-8233 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 30 2008 THOMSON REUTERS

SEC Mail Processing Section FEB 29 2008 Washington, DC 111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kurt S. Tureson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrivent Investment Management, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cara E. Oelke
Notary Public
Minnesota
My Commission Expires January 31, 2012

Cara E. Oelke
Notary Public

Signature Kurt S. Tureson

Vice President & CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Thrivent Investment Management Inc.

We have audited the accompanying statements of financial condition of Thrivent Investment Management Inc. as of December 31, 2007 and 2006, and the related statements of opeartions, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of Thrivent Investment Management Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Thrivent Investment Management Inc.'s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Thrivent Investment Management Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thrivent Investment Management Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 27, 2008

Thrivent Investment Management Inc.
Statements of Financial Condition
December 31, 2007 and 2006
(dollars in thousands, except per share information)

	2007	2006
Assets		
Cash and cash equivalents	$ 21,776	$ 27,287
Segregated cash	225	75
Investments in Thrivent Mutual Funds	3,398	3,188
Receivable from affiliates	3,185	2,988
Receivable from other entities	1,866	936
Income tax recoverable	496	2,789
Deferred tax asset, net	5,059	1,300
Deferred commission expense	-	258
Prepaid expenses	1,083	994
Other assets	73	110
Total assets	$ 37,161	$ 39,925
Liabilities and Shareholder's Equity		
Payable to affiliates	$ 6,855	$ 6,147
Commissions and bonuses payable	5,274	4,083
Accrued expenses	2,886	2,252
Total liabilities	15,015	12,482
Shareholder's Equity		
Common stock, par value $0.01 per share, 1,000 shares authorized, 98 shares issued and outstanding	-	-
Additional paid-in capital	33,785	25,785
Retained (deficit) earnings	(11,328)	1,658
Accumulated other comprehensive loss	(311)	-
Total shareholder's equity	22,146	27,443
Total liabilities and shareholder's equity	$ 37,161	$ 39,925

The accompanying notes are an integral part of these financial statements.

Thrivent Investment Management Inc.

Statements of Operations
For the Years Ended December 31, 2007 and 2006
(dollars in thousands)

	2007	2006
Revenue		
Concessions	$ 177,831	$ 137,590
Brokerage commissions	40,706	25,853
Distribution fees	31,828	30,343
Investment income, net	2,475	2,531
Investment advisory fees	567	365
Administration fees	-	13
Total revenue	253,407	196,695
Expenses		
Compensation and benefits	6,267	4,450
Commissions and other field expenses	226,686	167,997
Advertising and promotional expense	5,436	3,783
Other general and administrative expenses	34,939	38,144
Total expenses	273,328	214,374
Loss before income taxes	(19,921)	(17,679)
Income tax benefit	(6,935)	(6,277)
Net loss	$ (12,986)	$ (11,402)

The accompanying notes are an integral part of these financial statements.

Thrivent Investment Management Inc.

Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2007 and 2006
(dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2006	$ -	$ 21,085	$ 13,060	$ -	$ 34,145
Capital contribution	-	4,700	-	-	4,700
Net loss	-	-	(11,402)	-	(11,402)
Balance at December 31, 2006	-	25,785	1,658	-	27,443
Capital contribution	-	8,000	-	-	8,000
Comprehensive loss:					
Net loss	-	-	(12,986)	-	(12,986)
Adoption of FASB 158	-	-	-	(311)	(311)
Total comprehensive loss					(13,297)
Balance at December 31, 2007	$ -	$ 33,785	$ (11,328)	$ (311)	$ 22,146

The accompanying notes are an integral part of these financial statements.

Thrivent Investment Management Inc.

Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006
(dollars in thousands)

	2007	2006
Operating activities:		
Net loss	$ (12,986)	$ (11,402)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Amortization and depreciation	7	5
Gain on investments in Thrivent Mutual Funds	-	(81)
Deferred taxes	(3,759)	(909)
Changes in operating accounts:		
Receivable from affiliates	(197)	3,855
Receivable from other entities	(930)	222
Investments in Thrivent Mutual Funds	(210)	(226)
Income tax recoverable	2,293	(2,603)
Deferred commission expense	258	818
Prepaid expenses	(89)	(994)
Other assets	(120)	(118)
Accrued expenses	323	396
Commissions and bonuses payable	1,191	820
Payable to affiliates	708	(651)
Sub-advisory fees payable	-	(219)
Net cash used in operating activities	(13,511)	(11,087)
Financing activities – capital contribution from Holdings	8,000	4,700
Decrease in cash and cash equivalents	(5,511)	(6,387)
Cash and cash equivalents:		
Beginning of year	27,287	33,674
End of year	$ 21,776	$ 27,287
Supplemental information:		
Cash paid during the year for income taxes	$ 29	$ 487
Cash received during the year from income tax refunds	$ 5,524	$ 3,300

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Thrivent Investment Management Inc. (the "Company") is a registered securities broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Thrivent Financial Holdings Inc. ("Holdings"). Holdings is a wholly owned subsidiary of Thrivent Financial for Lutherans ("Thrivent Financial"), a fraternal benefit society.

The Company serves as the distributor of Thrivent Financial's family of mutual funds (collectively, the "Funds") and Thrivent Financial's variable product offerings (collectively, the "Variable Accounts"). Substantially all of the revenue and expenses of the Company are derived from transactions with affiliated entities (see Note 3).

Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The significant accounting practices used in preparation of the financial statements are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and investments in money market mutual funds, of which $7,592,000 and $20,099,000 are invested in the Thrivent Money Market Fund as of December 31, 2007 and 2006, respectively. During 2007 and 2006, the Company earned net investment income of $609,000 and $1,064,000, respectively, from its investment in the Thrivent Money Market Fund. Cash of $225,000 and $75,000 at December 31, 2007 and 2006, respectively, has been segregated in escrow accounts at clearing broker-dealers as part of clearing agreements.

Investments in the Thrivent Mutual Funds

The Company's investments in the Thrivent Mutual Funds are carried at market value with unrealized gains and losses reported in earnings as a component of investment income. During 2007 and 2006, the Company recognized an investment gain of $72,000 and $65,000, respectively, from its investments in the Thrivent Mutual Funds. These securities are classified as trading securities.

Note 1. Nature of Operations and Significant Accounting Policies, continued

Deferred Commission Expense
Deferred commission expense represents the commissions paid or to be paid by the Company related to the distribution of Class B shares of the Funds. Class B shares of the Funds carry a deferred sales charge. Deferred commission expense is recognized over a period of up to five years to match the 12b-1 fees and concession revenues earned by the Company. Deferred commission expenses are included with commissions in the Statements of Operations. Beginning in October 2004, sales of Class B shares of the Funds were discontinued and as such after that date no additional commission revenue was deferred. As of December 31, 2007, there is no remaining balance in the deferred commission asset.

Revenues
Concession revenue is recorded on a trade date basis. Other revenue from customers' securities transactions, such as distribution fees and brokerage commissions, are also recorded on a trade date basis.

Expenses
Commission expense is recorded on a trade date basis. Other expenses from customers' securities transactions are also recorded on a trade date basis. Advertising and promotional expenses are expensed as incurred.

Income Taxes
The Company is included in the consolidated federal income tax return of Holdings and Holdings' wholly owned subsidiaries. Consolidated federal income tax liabilities or credits, including utilization of loss carryforwards, are allocated among the affiliated members in accordance with a tax-sharing agreement with Holdings.

New Accounting Standards
In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 48-1, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48-1). This statement clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement of Financial Accounting Standard (SFAS) No. 109, *Accounting for Income Taxes*. The Company adopted FIN 48-1 during 2007, and the adoption did not have a significant impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)*. This statement requires (a) recognition of an asset for the funded status, measured as the difference between the fair value of plan assets and the benefit obligation, of defined benefit postretirement plans that are overfunded and a liability for plans that are underfunded, measured as of the employer's fiscal year end; and (b) recognition of changes in the funded status of defined benefit postretirement plans, other than for the net periodic benefit cost included in net income, in accumulated other comprehensive income. The Company adopted SFAS No. 158 during 2007, and the impact of the adoption was the recognition of an accumulated other comprehensive loss of $311,000.

Note 2. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows (dollars in thousands):

	2007	2006
Deferred tax assets:		
Retirement and pension	$ 695	$ 669
Nonqualified deferred compensation	1,337	451
Federal NOL carryforward	3,360	522
State NOL carryforward	1,096	816
Other	35	34
Deferred tax assets	6,523	2,492
Deferred tax liabilities:		
Deferred commission expense	-	103
Unrealized gain on investments	126	162
Deferred tax liabilities	126	265
Valuation allowance	(1,338)	(927)
Net deferred tax asset	$ 5,059	$ 1,300

At December 31, 2007, the Company had federal and state net operating loss carryforwards of approximately $9,601,000 and $22,363,000, respectively, which expire beginning in 2026 and 2021, respectively. A valuation allowance has been recorded related to the state operating loss carryforward and the state tax estimated on the other deferred tax items.

Components of the provision for income taxes for the years ended December 31, 2007 and 2006, were as follows (dollars in thousands):

	2007	2006
Current:		
Federal tax benefit	$ (3,232)	$ (5,407)
State tax expense	56	39
Total current benefit	(3,176)	(5,368)
Deferred income tax benefit	(3,759)	(909)
Total income tax benefit	$ (6,935)	$ (6,277)

The Company's effective tax rate is 35% for both years ended December 31, 2007 and 2006, which does not differ from the federal statutory rate.

There are no material tax contingencies recorded that warrant disclosure under FIN 48-1. Tax years 2004 and subsequent are subject to examination by the Internal Revenue Service.

Note 3. Related Party Transactions

The Company provides services to the Funds for distribution and certain transfer agency services, such as shareholder servicing, account setup, review and maintenance. The Company also provides distribution services to the Variable Accounts.

In accordance with agreements with the Funds, the Company earns revenue for the services it provides. The Company reimburses the Funds a portion of its investment advisory fees if the Funds' expenses exceed various percentages of Fund assets under management; these reimbursements are netted in investment advisory fees. The following tables summarize revenues included in the accompanying Statements of Operations for the years ended December 31, as a result of these related party transactions (dollars in thousands):

	2007	2006
By revenue type:		
Concessions	$ 174,462	$ 134,865
Distribution fees	30,212	28,736
Other	-	3
	$ 204,674	$ 163,604
By customer:		
Funds	$ 63,248	$ 58,323
Variable Accounts	141,426	105,281
	$ 204,674	$ 163,604

In accordance with its intercompany services agreement, the Company reimbursed Thrivent Financial for various services and costs incurred by Thrivent Financial on behalf of the Company. These reimbursements were for commissions, compensation and benefits; field distribution services and incentives; promotional and marketing materials; general and administrative expenses such as accounting, marketing, legal, compliance, technology and other office services; and leased office space and furniture.

The following table summarizes expenses included in the accompanying Statements of Operations for the years ended December 31, as a result of these related party transactions (dollars in thousands):

	2007	2006
Compensation and benefits	$ 6,267	$ 4,432
Commissions and other field expenses	226,639	168,870
General and administrative expenses	39,227	39,943
	$ 272,133	$ 213,245

Note 4. Benefit Plans

Employees of the Company are covered by noncontributory defined benefit pension plans and a contributory savings plan sponsored by Thrivent Financial. In addition, Thrivent Financial also sponsors a health and life insurance postretirement benefit plan in which employees of the Company participate. Thrivent Financial allocated costs to the Company for these plans in the amounts of $122,000 and $434,000 in 2007 and 2006, respectively, which are included in compensation and benefits as stated in Note 3.

The Company also has a nonqualified, noncontributory defined benefit retirement plan (the Plan) to provide certain employees with benefits in addition to those provided by the noncontributory defined benefit plans sponsored by Thrivent Financial. The Company uses a measurement date of December 31 in its benefit plan dislcosures.

The components of net periodic pension expense for the Company's qualified retirement and other plans for the years ended December 31 were as follows (dollars in thousands):

	2007	2006
Interest cost	$ 116	$ 111
Amortization of net loss	6	9
Net periodic cost	$ 122	$ 120

The Plan's funded status and the amounts recognized in the financial statements as of December 31 were as follows (dollars in thousands):

	2007	2006
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 2,029	$ 2,024
Interest cost	116	111
Actuarial gain	(66)	(78)
Benefit payments	(30)	(28)
Benefit obligation at end of year	2,049	2,029
Change in plan assets:		
Company contributions	30	28
Benefit payments	(30)	(28)
Plan assets at end of year	-	-
Funded status	(2,049)	(2,029)
Unrecognized net loss	-	383
Accrued pension cost	$ (2,049)	$ (1,646)
Amounts recognized in accumulated other comprehensive loss	$ 311	$ -
Accumulated benefit obligation	$ (2,049)	$ (2,029)

Note 4. Benefit Plans, continued

The Company used a weighted average discount rate of 6.25% and 5.75% as of December 31, 2007 and 2006, respectively. Projected benefit payments for each of the years from 2008 through 2012 is $31,000. Total projected benefit payments from 2013 through 2017 is $155,000.

Note 5. Clearing Agreement

The Company is an introducing broker and introduces securities transactions for customers on a fully disclosed basis with certain clearing broker-dealers. The Company transmits all customer funds and securities to the clearing broker-dealers. In connection with these clearing agreements, the Company is contingently liable for its customers' transactions.

Note 6. Contingencies

The Company is involved in various lawsuits, contractual matters and other contingencies that have arisen from the normal course of business. The Company believes the resolution of these matters will not have a material adverse effect on the financial statements.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2007, the Company had net capital of $11,000,000, which was $10,000,000 in excess of its required net capital of $1,000,000. The Company's ratio of aggregate indebtedness to net capital was 1.365 to 1 at December 31, 2007.

Under the clearing arrangement with the clearing brokers, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2007, the Company was in compliance with all such requirements.

Note 8. Subsequent Events

In February 2008, the Company received a $7 million capital contribution from Holdings. The Company expects to receive capital contributions periodically from its parent to ensure that regulatory capital requirements are met.

Supplemental Information

Thrivent Investment Management Inc.
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2007
(dollars in thousands)

Computation of Net Capital		
Total shareholder's equity	$	22,146
Deductions of nonallowable assets:		
Deferred tax asset		5,059
Due from The Thrivent Mutual Funds		2,540
Prepaid expense		1,083
Due from affiliate		645
Income tax recoverable		496
Receivables (> 30 days past due)		189
Other assets		75
Net Capital Before Haircuts on Securities Positions		12,059
Haircuts on securities (computed pursuant to Rule 15c3-1)		1,059
Net Capital	$	11,000
Aggregate Indebtedness		
Accrued expenses	$	2,886
Commissions and bonuses payable		5,274
Due to affiliate		6,855
Aggregate Indebtedness	$	15,015
Computation of Basic Net Capital Requirement		
Minimum net capital (greater of 6-2/3% of aggregate indebtedness or $50,000)	$	1,001
Excess net capital	$	9,999
Excess net capital at 1000%	$	9,498
Ratio of aggregate indebtedness to net capital		1.37

Schedule III
Statement Regarding Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2007

There are no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the Company's unaudited Form X-17A-5 Part IIA FOCUS filing as of December 31, 2007.

Thrivent Investment Management Inc.
Schedule II
Statement Regarding Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2007

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule. The names of the clearing firms are Pershing LLC, RBC Dain Correspondent Services—a division of RBC Dain Rauscher Inc., and National Financial Services, LLC

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
Thrivent Investment Management Inc.

In planning and performing our audit of the financial statements of Thrivent Investment Management Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2008

END